UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Given the recent media reports and at the express request of the CNMV, BBVA informs that, among the various approaches that have taken place by third parties interested in Distrito Castellana Norte, S.A. (hereinafter DCN), the company Merlin Properties Socimi, S.A. has shown interest in the project. Such interest has resulted in preliminary conversations that, at this time, do not continue.

Due to the importance and uniqueness of the project, and after the recent approval by the City Council of Madrid, it is logical that financial and industrial investors show interest in it. As a majority shareholder of DCN, BBVA’s priority today is to advance with the approval process of the project and ensure its success.

Madrid, September 29, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: September 29, 2019
By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A